Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 25, 2022

IPO Edge

Christian Lee Interview with John Jannarone

February 25, 2022

John Jannarone, IPO Edge:

Good afternoon. Thank you for joining. I'm John Jannarone, Editor in Chief of IPO Edge here with a special guest. We have the CFO of Transfix, which is going public, of course, through a merger with G Squared Ascend I Inc. The ticker is GSQD. For folks who are uninitiated into the SPAC world, that ticker will flip into the ticker for the company itself once the deal is approved. So that's the ticker to bear in mind now. Before we bring on Christian, I'm going to show a little video here, and I also just want to remind everyone that we'd like to ask Christian questions. He will get to those in the second half of the show. Easiest way to do that is to shoot them into the Zoom portal. You can also send an email to us at editor at IPO-Edge.com. Lastly, there'll be a replay up later today of the whole event if you can't catch the whole thing or you want to watch it again. That'll be on IPO-Edge.com. You can also find that under the ticker, GSQD your Bloomberg terminal or on Yahoo Finance. All right, so let's play a little video here to give you an overview of the business.

Video:

We live in a fast-paced world. We're used to tapping our phones and getting a product delivered immediately. As consumers, we expect speed.

A few people ever think about the vast network of trucks that move the everyday goods we rely on. How does your new bike make it from the manufacturer in Wisconsin to the big-box store in Tucson? It does not get there easily. The current system for moving freight is incredibly inefficient. It's volatile, it's fragmented, it can't keep up with consumer expectation for speed. Most freight transactions are managed manually. That means people are picking up the phone to negotiate each individual load one at a time. There are half a million trucking companies in the US. Those companies have to be matched with the millions of loads that move each year. There's no centralized trucking system. There's no centralized anything. The result is massive waste. Every day, trucks on the road are driving empty. That's time, that's money, that's needless emissions pumped into the air. That's a staggering opportunity for innovation. Transfix turns this paradigm on its head. Our platform combines world class logistics with data and automation to revolutionize the movement of freight. My dad started a freight brokerage in 1987 when I was five. I grew up around it and listening to it every day. I saw the palpable frustration. The reason this all started was because I went to my family's logistics company and kept saying, "This is stupid. There's got to be a better way." I left and we started Transfix. I partnered with Jonathan, our CTO. His history of building tech startups is unrivaled. Lilly was the ideal partner to grow and scale the business. We have grown an incredible team of over 240 industry and technology experts who all share the common vision to build the most connected and intelligent freight platform in the world. Transfix is solving the most challenging problems facing this supply chain. Our technology and our team create order from chaos across the entire life cycle of a truck. We've built capabilities that automate every step from booking to billing. Our SaaS tools are designed to help carriers manage their entire fleet and help shippers run their operations. With our machine learning models, we can calculate thousands of quotes for yearlong contracts and one-off shipments. Our data driven tech is continually getting smarter the more transaction we process. The platform gets better and better at pricing matching and efficiency. We pair our technology with the human touch. Whether there's a snowstorm in Dallas or a backup at the port, our team of experts manages all the problems that occur from pickup to delivery. All of this turns into enormous savings and a huge opportunity. Many of the biggest brands in the world are already on board. Transfix has allowed us to have more visibility. At any given time, I can see where that carrier is, what city, what state. If there's delays, that customer service is phenomenal. If your wheels aren't turning, you're not earning. That's what Transfix does for our carriers. They keep us loaded and keep us earning. When we eliminate waste, everyone wins. Drivers make more money, shipments are more reliable and we reduce emissions. Less waste in the system impacts all of us. Drivers, consumers, shippers. But also our crumbling infrastructure, the environment. Everything. This is a smarter, more sustainable logistics ecosystem. This is the future of freight. And we are very proud to bring it to you.

John Jannarone, IPO Edge:

All right. That was one of the better videos we've seen on here. Good work on that. All right. So here's the man in virtual flesh that you recognize from that video, Christian Lee. Thank you for joining, Christian.

Christian Lee, CFO of Transfix:

Thanks for having me on. Super excited to be here.

John Jannarone, IPO Edge:

Great, great. So I guess if you could, Christian, that was a great primer there, but can you give us a 10,000 foot overview of this industry and how your business fits in and how you're disrupting what's going on out there right now?

Christian Lee, CFO of Transfix:

Absolutely. So as you heard, this is a very fragmented industry. In particular, the sort of freight market. And so you have these, generally speaking, very large shippers. The companies you heard about, the Targets, the Wayfairs, et cetera. And they are set up and they need to move tens or hundreds of thousands of loads every year from the port to the warehouse, to a distribution center, to the store. And they are generally set up to work well with other very large companies. On the other side, you have the trucking companies, which are generally speaking, small. You have everywhere from owner operators one person, one truck to some large companies, but you got probably 4 million trucks and a million trucking companies. And so they're not actually very well suited to work with each other. And so what happens, the results of that, when trucking was deregulated back in the eighties, was what you had called sort of generation one analog brokers, right? People who sort of could pick up the phone, had a few relationships with trucking companies, a few relationships with the Midwest manager of whatever at some company and could make the connection. That resulted in significant inefficiency. And so you get what you have today of up to 30% of miles driven empty because truck goes from point A to point B, has to drive around looking for the next load to kind of get him back or her back home. And so you have no visibility, immense amount of waste, and just a generally frustrated industry, which happens to be almost a trillion dollar industry. And so the notion that Drew and Jonathan had was if you could use modern technology, right? Machine learning, programmatic algorithmic matching, automation to basically eliminate all the unnecessary paperwork and the things that happen, but more importantly, make better matches between shippers and carriers. Start to aggregate the supply and aggregate the demand of trucking, bring it together and really create a win-win for everyone in the industry. And so the way we make our money today, we get paid by shippers on a per load basis. We then contract with carriers to move that freight. And we then have sort of the processing of all of that happening. Our growth has been tremendous because as you start to put these models in place and the automation in place, you get greater reliability, greater transparency. It's better for shippers. It's better for carriers. And so once people come on the platform, they tend to grow with us, whether it's a shipper over or a carrier meaningfully over time.

John Jannarone, IPO Edge:

Great. Just something that I was talking about you before we jumped on here, Christian, I just find staggering that basically one in 100 Americans as a truck driver. Is that right? There's 3 million of them.

Christian Lee, CFO of Transfix:

Yeah. 3 million truck drivers. It is a massive employer. There are millions of trucks on the road moving around. And so it is a very, very large industry.

John Jannarone, IPO Edge:

It's just staggering. All right, well, let's talk about the deal. So just broadly, Christian, why go public and why through a SPAC? And I want to talk about G Squared a little bit too, because it's an important part of the story.

Christian Lee, CFO of Transfix:

100%. So the why go public, we, as you can imagine, spend a lot of time as a management team with our board, with our investors talking about the right next steps. And what became clear to us, I'm going to go back in time for a few seconds here. If you sort of look at 2020 there was... We had growth plans, we were making investments and then all of a sudden COVID and literally trucks stopped moving, right? I mean, people weren't going anywhere and nothing was getting delivered. There was no demand. And then very quickly, that was kind of call it April May, as you kind of go to the back half of the year, people are stuck at home. All of a sudden huge demand. You have the stimulus checks, you had all of these things, and most companies weren't ready for that. And because of the technology, the automation, those sort of machine learning models I talked about that had been put in place, we had a unique opportunity to really grow. So whereas most of the industry was down, we grew revenue 40% and 2020 alone, and grew gross profit a 100% that year. As that happened, it became clear that there was massive amounts of demand for the service that we were offering. People were really... And at the same time you had for the first time, CEOs, CFOs really start to think about supply chain in a way they never had before, right? So it used to be kind of somewhere in a windowless office in the branch office somewhere. Now it's like, whoa, I need to understand what's the reliability of my shipping partners, where is my freight? How is this going to happen? Who am I actually working with? And so, as we were able to provide that, it was just right solution at the right time. And so there continued to be incredible demand and growth into 2021. But what we knew was that we needed to invest to meet that demand. We needed to bring on more data scientists, more engineers, to continue to build out the models and the software. We needed to really expand our sales and marketing team to get... We're still very small penetration in this massive market of shippers. So invest in sales and marketing, invest in new products that shippers are asking us to launch for them. And so we said, we need capital. Then the why go public was this industry has had a lot of problems with transparency. So we wanted to be out there, be public with our financials, be transparent about the numbers and what we were doing. We also believe there's a huge M&A opportunity here. So if you, at this market, I talked about the sort of rise of analog brokers, there is, depending on the numbers you read, between 10 to 17,000 brokers servicing this market today. Most of them don't have the time, the capital, or even quite frankly, the desire or the ability to bring on the engineers and data scientists and all the things that need to get done. So they do have good relationship with shippers and carriers though. And so our view is if we have a public currency, M&A becomes easier to do for us going forward, and we think there's a big consolidation opportunity coming. And then the why SPAC, we... G Squared, who's our partner, and we'll talk more about this, was an investor since 2019. So they saw that inflection point of growth. They saw the teams under promise over deliver mentality kind of consistently over year, they're invested in a number of other players in this space. And they really came to us and said, "We believe deeply in you as a company. We want to back this." It's part of the reason they put in the $100 million for purchase agreement. They're putting that in out of their private fund. And so it was just the right combination of the capital, the public currency, the growth and the right partner. And so that together led us towards going public via SPAC with G Squared.

John Jannarone, IPO Edge:

Great. That makes a lot of sense. Now, I want to talk more about your financial projections later on, but just one thing quickly, will the cash from this transaction get you to EBITDA positive, which I think is 2024? Is it sufficient to get you there?

Christian Lee, CFO of Transfix:

Yes. As you can see, as you reference in the projections, we need less than that. 150 million or so to kind of get to break even based on what we're projecting. And of course, I'll caveat everyone to read the S4 and all the disclaimers about the projections that the lawyers and so and so put in there. But it more than enough. And we also think the incremental capital above that can be used for acquisitions and other inorganic investments, partnerships, all of those sorts of things.

John Jannarone, IPO Edge:

Okay. Great. All right. So strong balance sheet coming out of the gates then. Let's talk about the technology and we've actually got another visual here, which you guys are very good at. So I'm going to bring this up and I'm going to mute it and let you... Hold on a second. Where are we? Here we go. Let's see, the next one. Oops. Here we go. I think this is it.

Christian Lee, CFO of Transfix:

Yeah. So the technology is, as I said, there's basically, there's two big, well, three big parts to it. The first is the matching. So you can see here when you look at a lane, there's hundreds of thousands of loads moving around the country any given day. So you need to understand all of the capacity, what's out there, all of the supply, what trucks are available and be able to bring that together and match. And that sounds easy. It has been incredibly difficult for of people to do given both the volume of information, the need to structure it, organize it and use it. This has historically been a very human business where individual brokers get paid, as I said, to sort of move loads, match a shipper with a carrier. And so you need to reorient the company to saying, look, we're a data first company. We're going to build this. We're going to match. We're going to make more efficiency here.

John Jannarone, IPO Edge:

Great.

Christian Lee, CFO of Transfix:

From there, then you have the automation piece. So one of the things you'll see in this video is all of the unnecessary paperwork and emails and sort of analog things that have to get done to move a load, we've automated the vast majority of that. And so it's both better matches, which sort of drive revenue and gross margin. Automation, which makes it easier for carriers, shippers to interact with us, eliminates unnecessary costs. And then the last piece for us IN the technology is the customer service piece. We actually have a somewhat unique view on this, I think in the industry, that the technology alone is not enough. What matters is pairing technology with true logistics experts, but giving them the tools they need. So they're not spending time wasted on, again, emailing or trying to figure out where's the truck, or where's the invoice, that's all done automatically. They're spending time saying, "Hey, if there's a problem, we're here to help." Your truck breaks down, we'll find a backup. You have a problem with the warehouse, we'll help sort that out. And so, it's the technology paired with the logistics that's sort of very important. So, the last thing I'll say on that is a lot of our technology is actually never even seen by our customers or the carriers. A lot of it is internal, so we meet shippers and carriers wherever they are. If you want to email something, you want to fax, you want to use Excel, no problem. We take that, we ingest that, we put that into our data structures. We then match, we use all the data we have on historical carrier performance, preferences, what loads, what lanes, what time, historical volatility, and all that sort of magic happens behind the scene, and then we just go back out the way they came to us. And so, we're not forcing them to adopt anything. That's in the core marketplace business.

John Jannarone, IPO Edge:

That's-

Christian Lee, CFO of Transfix:

From there, we've taken all that tech and we have built software to help shippers become more effective, and carriers become more effective, our TMS and our FMS. Those are early days, and people can use that, and the long-term vision is connecting all of that together. So, if you want to just use marketplace, that's fine. If you use our software though, it makes everything work more efficiently and better.

John Jannarone, IPO Edge:

That's great. One other thing that you and I talked about in the green room before this is that this is good for the drivers too, right? Because as you explained to me, in many cases, they don't really get paid if there's no load in the truck, right?

Christian Lee, CFO of Transfix:

No, it's a huge problem. I mean, they don't get paid if there's no load in the truck, and they get paid a lot less for sitting around and waiting at a warehouse. And so, if they're driving empty, it's a big problem for them, and if they go to a warehouse and they have a bad appointment time, the schedule's not right, they don't understand what's going on, there's no one there to help them, they can be waiting for six, eight hours and earning substantially less than they would be if they were on the road. And so, one of the core ideas of the platform is those matches, right? Helping automate scheduling time, knowing when's going to be a good time to be there, helping them find loads that are sort of very close to where they dropped off, that is massively helpful for the drivers, and we think creates a much better ecosystem for everyone.

John Jannarone, IPO Edge:

All right. Great. Let's talk a little bit more about the technology. When you make technology investments, what's your view on that? Are you hiring more people? Are you acquiring new software? How does that work? How do you invest in technology?

Christian Lee, CFO of Transfix:

Yeah, so today, a lot of what we're doing is bringing on talent, so software engineers, data scientists. As you know, it's an incredibly competitive market out there for those folks, and look, we compete in the same market as everyone else. We've taken a couple approaches. First, even before the pandemic, we had begun the work of a fully remote engineering and data science team. It was clear to us that only focusing on New York and San Francisco, while there's great talent, it was not the full pool that was available. COVID accelerated that, of course, as it did for everyone. But so, we have engineers and data scientists all the way from Canada, down to South America, and everywhere in between, to make sure we can find the best talent to work with us. Secondly, one of the advantages we have is that generally speaking, software engineers, data scientists, really like working on big, complex problems that have a big impact on the world. And so, another whatever, sort of app is mildly interesting, but if you can say, "Hey, look, one of the biggest contributors to greenhouse gases is empty miles and trucking, one of the biggest problems for infrastructure in the world is these sort of massive trucks going over stuff empty, and we can actually help improve the supply chain, improve the environment, improve lives of these millions of truck drivers, make it better for consumers, wow, that's really cool. Sign me up, because I want to work on a problem like that, not on another social media app."

John Jannarone, IPO Edge:

I was going to ask you about this later, this kind of dovetails nicely, there's a great slide in there about your ESG credentials, but something I've heard in the last few years is that companies do find that employees really care about doing good. So, is that something that you think is helping you guys as well, that when people join, they say, "We're actually making the world a better place?" Is that part of what makes it a compelling opportunity for them?

Christian Lee, CFO of Transfix:

Yeah, 100%. I think that if you talk to our employees, from top to bottom, they are very mission-driven. They joined this because they see the problems in supply chain, and they want to contribute to making the world better, to again, reducing greenhouse gas emissions, helping the lives of the millions of drivers, again, making just a better experience for everyone who's involved in it. And it's true of our employees, it's also increasingly true of the companies that we work with. We, as you've probably seen, 90% of our revenue right now comes from larger companies, and 10% from smaller companies. Across the board, those companies are very focused on "What's my environmental impact?" Because they also need to sort of be able to track workers, and employees, and engineers, and so, they need to say, "Look, this is what we're doing with our supply chain to help make greater efficiency, make the environment better, et cetera." And so, we actually just published our first ESG reports. I would really encourage people to go to our website and check it out. First ever, so we highlighted a lot of what we've done, but we have a lot of goals in there of ways that we're going to continue to improve over time. And so, just very excited about that, both for our employees, our shippers, our carriers, and what we're doing in the world.

John Jannarone, IPO Edge:

All right, great. Now, you mentioned customers, and again, as Christian just mentioned, if you check out the presentation deck, there's some customers mentioned, there's some very, very big names, Target, Wayfair, Unilever. Who is the ideal customer for you? I mean, these companies are a little bit different. I mean, one of those is a CPG company, and the other is a retailer. So, are you able to help both?

Christian Lee, CFO of Transfix:

We certainly are. I mean, look, the ideal company for us is really anyone who has to move goods. Kind of going back to 2020, as I mentioned, we have had a pretty limited investment in sales and marketing, it was really focused on building out the product. We're investing much more heavily now in sales and marketing, it's part of sort of the overall exercise of going public. And so, you will see us expand our list of customers going forward, as people just honestly learn more about the solution and why it works. But you bring up a really good point on CPG and retail, because it's one of the most interesting things for us, is it's because of the way we've structured the data and the way we're looking at this at a macro level, unlike again, the individual broker, who's kind of focused on a few trucks and a few shipments here or there, we now understand, as you can imagine, a retailer has a huge network and things that they need to move, but they also have a large number of vendors, of CPG companies who deliver into them. And if you can start to understand the overlap of that network and how that comes together, and model it out at a more macro level, that's where you really start to get this benefit of, look, now we understand we have this sort of aggregated supply, it's more consistent, carriers want to be a part of that. They want to work with these large companies, but they generally don't have access to them. So, if we can aggregate all of that, not just your network, but a multi-network, who are all your vendors, who are all you're the people working with? We put that together, make that available for carriers, that's why you're seeing so many carriers join the platform, that's why you see such high carrier repeat rate, and you see shippers doing more and more. It's very much a virtuous cycle for us, because it starts with that sort of data and the matching.

John Jannarone, IPO Edge:

Great. Something that stands out about this company, which we don't always see in these SPACs, is that you've got a track record. Can we talk about the earnings that you're already generating? You've got gross profit, and again, this is all in the slide deck, lots of detail, but can you talk a bit about that?

Christian Lee, CFO of Transfix:

Absolutely. This company's been in business for over eight years, it's very high growth, but it is, as you say, it's real revenue, it's real gross margin. We have very large customers that continue to grow with us, and we believe very much in sort of the future, but when investors look at this, they should also understand there's a very real present, right? 2021 was another great year for us, 60% revenue growth, 84% gross profit growth. We're making investments, but we really have a track record of dependable growth over time, and it's foundational to the company.

Christian Lee, CFO of Transfix:

I think if you look at this industry, there have been a lot of companies that grew very quickly, and then stopped, right? They didn't build the right infrastructure, they didn't architect their systems in the right way, the data in the right way, and we have intentionally taken a more disciplined focus on investing, a more disciplined focus on growing 50 to 70% a year, expanding gross margin. The founders and all of us, as part of that, never thought that idea of buying 95 cents with a dollar was a good idea, right? It was, look, make a product that people want, they'll be willing to go pay for it, generate real revenue, real gross profit, and it'll take care of itself. So, it's a big part of how we think about the current and the future.

John Jannarone, IPO Edge:

All right, great. Let's talk about retention, both of shippers and carriers, and also, can you weave in a little bit of an explanation of that cohort table that's in the deck, which is interesting?

Christian Lee, CFO of Transfix:

Yeah. So, right. So, as any kind of marketplace, you need two sides, right? So on ours, it's the shippers who need to move goods, and the carriers who have the trucks and drivers, and move them. So, the way we look at our KPIs is, "Okay, are we bringing new shippers onto the platform each year, and then are we growing with them year over year?" So, at its core, as I said earlier, this is a transactional business. We do get paid on a per load basis by a shipper, connected with a carrier. But because of the technology built and the way we match, we've effectively turned it into this sort of high growth recurring revenue business, because we now have years of data of knowing that when a shipper comes on and they start with us, and they might start testing us out with a thousand loads, or whatever it is, and maybe only with a sort of live contract or spot, they see the reliability, they see the dependability, they see what's happening, so they do more and more with us each year. And so, what we talk about when we talk about net shipper spending retention is basically all of the shippers who were on the platform before that year, how much did they collectively grow with you in that year? So, last year in 2021, 148%. So that means that of every shipper we had, the large shippers, those are a billion dollars or more, 90% of our revenue, they grew with us, it was 148% of what they did in 2020 and 2021.

John Jannarone, IPO Edge:

All right.

Christian Lee, CFO of Transfix:

They were very excited about that. On the carrier side, we measure the carrier repeat rate. When someone comes on the platform, how much do they come back and work with us over and over again, and are they growing with us? So, our top 500 carriers have grown their loads per year with us year over year. Even as we went from 22,000 carriers to 28,000 carriers, the carrier repeat rate was 93%. So, people come on, and they continue to work with us over and over again, because it's a better solution than what's out there.

John Jannarone, IPO Edge:

Great. Anyone who's watching the news recently would know that there's a shortage of drivers. Can you talk a bit about that, and how that impacts your business?

Christian Lee, CFO of Transfix:

Absolutely. So just to kind of give a bit of context, as you said, there's three to four million drivers in the US, and there's a shortage of 100,000. And so, that is a big number, but when you look at it as a percentage of total drivers, it's actually not that big, and what I would argue, and we would argue is that if you look at the number of people who've come into the industry and then left, there is more than enough supply out there. The issue is, it's a very difficult job. You're away from your family. You hear stories of drivers show up to a warehouse, they're not even allowed to use the bathroom there, they have to wait. They make X amount if they're driving, but they're waiting in warehouses. They're driving empty, they're not getting it for it, and so, people leave. And so, one of the core premises, one of the reasons the company was founded was eliminating that waste, making it more efficient. So, if you make a better experience for carriers, less people are likely to leave the industry, first of all. Second of all, you think about the fact that up to 30% of miles are driven empty each year. That's tens of billions of miles, right? As a percentage basis, you're talking maybe a few single digit percentage of driver shortage. And so, if you could just eliminate 5% of the waste that goes on out there, you actually probably wouldn't have a driver shortage. So, you can both make it more attractive by making it a better experience for everyone involved, and eliminate a lot of the waste, which sort of definitionally, will help eliminate a lot of the driver shortage. So again, not to say it's not a real issue, but I think just looking at it as like, "Hey, we need to get more people to go into the industry," it doesn't really sort of address the fundamental reason of why there's a shortage, and we think our solution can help be part of that.

John Jannarone, IPO Edge:

All right, great. We've got plenty more ground to cover here, but there's some questions that came in here. Our friend [Amal 00:29:40], a regular attendee here is asking, "Could this work in other sectors, like train freight or air freight?" Because he's thinking maybe the software could apply there too.

Christian Lee, CFO of Transfix:

Yeah. Yes. We think it can. If you look at our roadmap. So just to give again, a bit of history of our products. So we started out and we were participants in what's known as the spot market. You need to move load tomorrow or this week, and so we could price and we could match. From there, we got into what's known as contract. So longer term, we got more comfortable with the models, how they look on a yearlong or multi-year basis, pricing all that out, matching. From there, we launched a product that's called Drop, and this is getting a little technical here for non-supply chain people. But basically think about a truck, goes into a warehouse, in a live load and they have to unload it. They wait for that and they have to wait for it to get loaded again, or drive somewhere else to get loaded. So that can take two to eight hours depending on ... it's a huge waste of driver's time, huge waste of everyone's time. What you can do is you can go in and drop your trailer, and then pick up another trailer. 45 minutes. To do that, you need a fairly sophisticated carrier base and you need fairly sophisticated models and algorithms to manage all of that. So we built that. It's been a very high growth, high margin product for us. We've launched a product called Manage Back Haul, where we work with enterprise shippers who actually have their own fleets, and help them find loads to offset the cost that they have. So we have a history of launching new products in partnership with shippers and carriers, and then rolling them out to our whole fleet. So if you look at our roadmap, and our software products I've talked about, we have intermodal, right? How do you get from the train, to the truck, or from a train to where it needs to be? We have drayage, how do you get from a ship, to the trucking routes? But you can start to expand it from there even more broadly. As Drew likes to talk about, what we ultimately envision is a world where if you need to move some shirts from Vietnam to New York, you can kind of optimize for price or speed, right? You sort of press the button. If price is most important, we'll get a tugboat, Carmen San Diego's tugboat's leaving, and we'll get it there. If speed is, then we'll get a plane. And we think that all of this starts to come together and that matching platform is so important. And there's so many inefficiencies in supply chain, that again, we want to be disciplined about the roadmap and roll it out in a very thoughtful way. But yes, we think there's lots of applications for the software over time.

John Jannarone, IPO Edge:

All right, great. Now you touched on this a little bit before, but let's just drill down a bit more, if we can. Tell us about your plans post the SPAC, and how M&A is going to fit into that a little bit more.

Christian Lee, CFO of Transfix:

Yeah. There's somewhere, depending on the research, you look at between 10 to 17,000 brokers who are out there. And that's everyone from just traditional, moving full truckload freight, to less than truckload. So, I talked about drayage, intermodal, the whole bunch of stuff. And in general, they're analog. In general, not everyone, but many of them do not have the resources, the desire, or the capabilities to invest in all of the things that shippers are increasingly demanding, going forward. The reliability, the visibility, the data, the technology, all of the things that we're building. And so, but they do have a good set of relationships with some shippers, with some carriers, as I talked about, and we actually think that the power of our platform is that we can add on substantial more volume without having to grow costs. It's one of the key things that we talked about in our investor deck is how much we've been able to grow revenue and volume, while not grow in costs at the same rate. So if you think about M&A, it's just another way of doing that, right? If you can get it at the right price, you bring more volume, more shippers, more carriers onto the platform. We know that once a shipper and carrier comes on the platform, because of those net shipper spend retention numbers I talked about, the carrier repeat rates. Once they get on, they grow with us. And so, we almost view it as sort of a sales and marketing channel of using M&A as a way to expand the scale and continue to grow with those shippers and carriers over time. The other thing we think is, other ways to sort of layer more products on top of the platform. And the other piece is, there's a number of software companies out there. So we've launched our shipper software and our carrier software, but there's other tools, there's things that are being developed out there. Many of them, at least in our view, are very nice features, but won't ultimately be a long term product, or a long term standalone company. But could be great additions to the platform that we're building. So we think there's three big buckets of M&A that we could go after and we'll explore them, and make financially sound decisions as we decide what to do.

John Jannarone, IPO Edge:

All right. Great. All right. We got another question from the audience here. "Christian, nice to hear about your endeavor. Would you entertain a strategic discussion, the CEO of a last mile autonomous drone delivery company that provides autonomous systems, the [inaudible 00:35:05] efficient deliveries." We don't have to get into it right now, but does that sound interesting to you? And if so, Matt, send us an email and I'll try to connect you with Christian.

Christian Lee, CFO of Transfix:

Yeah. Short answer is yes. The longer answer is, one of the things that we believe deeply in is that partnership is incredibly important in this industry. You have so many disconnected solutions right now, different people are on different platforms. People interact in different ways. And so, one of the core tenets we have is, how do we integrate with different solutions that are out there? We're not going to do everything on our own, we're going to pick where we add the most value and how do we continue to grow with our shipper and carrier base? But so, something like that, again, I don't know the company, I don't know the specifics, but we are certainly open to partnerships to pieces of the value chain that we're not directly in right now, but that could create a better all-in solution for our shippers.

John Jannarone, IPO Edge:

All right. Great. Something that jumped out at me, once again, in the presentation deck that you and I discussed before we started the show here, was the incredible operating leverage this business has. I mean, I'm not accustomed to seeing such an impressive trajectory. I mean, SG&A as a percentage of sales is just plummeting. Explain to me why those numbers are so good, Christian.

Christian Lee, CFO of Transfix:

Well, yeah, thanks for highlighting that. It is one of the things that we are very proud about, is, I tell people all the time, people ask, are you a technology company? Are you a logistics company? And, and my answer is, to me, the proof of a technology company is you can grow revenue and gross margin faster than the industry while reducing your cost to produce that revenue and gross margin. And so that's what we've been able to do year over year. And a lot of that comes from both the matching technology, so we don't have human beings picking up the phone, trying to figure out where things are. The machine is there. We do have a human being who's checking, making sure the machine isn't doing anything crazy, but they're not having to handle it at scale. So you get efficiencies as you grow, on the revenue and margin side. Similarly, we've automated out many of the traditionally manual things that get done. So I'll give a simple example that sounds sort of somewhat silly, but is actually a huge problem for the industry, which is appointment scheduling. So great. So you bid on the load, you've booked it. You now have your carrier. Now you actually have to figure out what time should that carrier go to pick it up and what time are they supposed to drop it off? So we break down every single part of the load. What it costs, how much time. This is a huge cost and time component for almost everyone in the industry. And so what we've done is to start saying, "Look, as we work more and more with different warehouses, we know what the optimal time is to pick up and drop off, and we can start to use the algorithm to predict that." Then we know that certain warehouses like to be contacted via text, some via phone, some via email. And so the machine will automatically send out, "Hey, we'd like to schedule a carrier to pick up at blank time." Person gets it. They text back. Great. Now it's all confirmed. You just eliminated huge ... both because you predicted the time that would work, and because you've automated the process, you take out huge amounts of wasted time with someone on the phone, trying to get someone at the warehouse, trying to ... "Wait, what about 10?" "No, that doesn't work." "What about 9:30?" And so, just that little simple example has a massive impact on that efficiency. Less time, better for carrier, better for shipper. And that's one small example, but as you see that time and time again, on booking, on invoicing, on scheduling, that's what causes revenue to grow the way it has, but also the cost to not have to grow proportional to revenue.

John Jannarone, IPO Edge:

All right. Great. Another thing that jumped out in the deck was the valuation analysis towards the back. As everyone knows, some specs may have been mis-priced, and they're not trading so well, but what I see there is an incredible difference between the peer set and where you're pricing this deal, at I think, one and a half times 2023 sales. The comp sets are around 10. Just tell me the thinking behind that. I mean, it looks prudent to me, and what were you trying to achieve there?

Christian Lee, CFO of Transfix:

Yeah. No, you're exactly right. We intentionally priced the deal in a way that we felt would be attractive relative to the comp set that's out there. That's why we've provided all the data that we have, and what's not in there, and I can't get into too many specifics, but our understanding of where the private market multiples are is certainly higher than where we've priced the spec, as well. And so what we have tried to do is provide a fair valuation for both existing shareholders, as well as new shareholders who are coming in. And so, look, we believe we priced it at attractively and it was intentionally so, that we didn't want to try to squeeze every last dollar out of valuation. We really wanted to have a transaction that made sense for all shareholders, and are very focused on that as we go forward.

John Jannarone, IPO Edge:

All right. That's really helpful. Let's talk a bit about your financial projections. You do have a track record, which is very impressive, and separates you from a lot of the pack. But explain to us if you could, the thinking that went into your financial projections. This is not just some percentage of the TAN, is it?

Christian Lee, CFO of Transfix:

No, it's definitely not. And again, just anytime I talk about projections, I'm going to make sure people go back to the S4, they read the whole thing in its entirety. But look, when we provided those projections to G Squared as part of the spec process, and as you know, the reason the projections end up getting disclosed is because it's a public company merger. And so, the board of directors of G Squared is telling its shareholders why it is recommending they vote for the deal. We were very thoughtful in how we prepared those projections, very bottoms up, a lot of leveraging the data we have historically, on net shipper spend retention, on new customer acquisition, on carrier repeat rate, and using that to project out what we believe is possible in the future. And as you've probably seen even further in the deck, we actually have a page that lays out both what we think it will look like on kind of the marketplace, as well as on the software side. So we've been very thoughtful about each piece of the business and it comes together over time.

John Jannarone, IPO Edge:

Great. And we also spoke earlier, and I believe that the private market valuations are even higher in some cases, right?

Christian Lee, CFO of Transfix:

Yes. That's certainly our belief. As you know, private market valuation is a little hard to point to, but everything we hear and understand is that yes, they are.

John Jannarone, IPO Edge:

Great. I want to talk a little bit more about this fascinating subject, which we discussed, is all these bankruptcies that happened during COVID. Tell me why that happened, and the impact on your business.

Christian Lee, CFO of Transfix:

Yeah. One of the things about the trucking and carrier business in general, as we've said, many of them are quite small. They're generally speaking, not sitting on massive amounts of capital. It's a very capital intensive business because you've got to buy trucks, you're paying drivers, you've got to manage your fleet. And so, what is very important for them is, as we've talked about, that they keep moving. As you saw in the video, if our wheels aren't turning, we're not earning. And so making sure that they keep going. So, in COVID what happened was, kind of April, May, you had a significant slowdown as people just got off the road. No one knew what was happening. And so when that happens to a trucking company, it can have disastrous impacts because they lose a week, two weeks, a few weeks of revenue, and all of a sudden, those truck payments, those drivers, it becomes very difficult. And so, you saw a lot of bankruptcies in that period. And again, it's a big part of what we're trying to do, is to ensure that consistency of revenue, that consistency of loads, so that drivers can keep driving, carriers can keep their fleets moving and optimized. And what we find is that when you do that, people come back to the platform over and over again because they know that consistency of supply is there. And again, it's great for them. Great for the business. Great for us, and great for shippers.

John Jannarone, IPO Edge:

All right. Great. Can we talk about the competitive landscape a bit? What makes you different from the other players out there? And do you have a moat?

Christian Lee, CFO of Transfix:

Yes, we certainly believe we do. So there's two types of folks. There's sort of, I'd say the traditional brokers who are more analog, tend to be much more people-based. So making phone calls, individual relationships. And then there are other digital brokers, clearly the difference between us and traditional is that machine learning technology I've talked about, the automation, really driving both the combination of tech and people together to grow the business. Versus other digital players, we tend to focus, I'd say a couple things. So the way that we approach data as a differentiator across almost every scale. We have invested very heavily in our data science team. They're unbelievable. And so, the way we use, structure, find data is a key differentiator. The other thing is, we tend to focus on a bit bigger carrier, so we call it three to 100 trucks who are, again, those very dependable, locally based, blue collar entrepreneurs who need to keep their fleets optimized. And they can really benefit from the consistency and the matching that we do. Right now, we focus mostly on enterprise shippers, so 90% of our revenue comes from companies with a billion dollars or more, and so we can service their needs very well because of that combination of the matching and the customer service. We are launching a dedicated mid-market offering this year. Very excited about that. So taking that enterprise grade solution and technology and then providing it to the mid-market and smaller companies as well. So very excited about that going forward.

John Jannarone, IPO Edge:

That's great. Something else that you and I discussed really quickly before we started the call, we've had a number of companies on here that specialize in the last mile delivery, but that's not your focus. And actually, is it your belief that that might be kind of a crowded space compared to where you are?

Christian Lee, CFO of Transfix:

It's not our focus, and so I'm certainly not the world's expert on that, but my own just personal sense of it, it's a pretty crowded space. There's a lot of people in there. I think that when you look at the vast majority of miles that are wasted where a lot of the inefficiencies are, it really is in this trillion dollar freight market in the U.S. So that's first. Second, as I said earlier, we are actively looking at partnerships, and so I think it is a very important part of the value chain. There is no doubt about that. As I said, I think we focus on the things that we think we do best and are open in discussions about partnerships for last mile or a variety of other things that could be there.

John Jannarone, IPO Edge:

Tell me this. Would you say that... Well, actually, let me just back up a second. Did the adoption of e-commerce in your mind accelerate during COVID, and is there still plenty of room for growth in e-commerce versus brick and mortar?

Christian Lee, CFO of Transfix:

Yeah, I think it's not just my it's belief. It's a belief. I think you can look at the data and see how e-commerce really accelerated in COVID. And I think it's like a number of things that was happening and was going to happen anyway, but COVID really just accelerated the trend. From personal experience, I don't see us doing anything not e-commerce related when you buy on these different sites and whatever. And so I think there's growth left there, and I do think it will continue to be a big driver of our business, which is, if you think about it, the flip side to e-commerce and everything else is, it's got to get there somehow. These goods have to be moved around the country. You need distribution centers closer to cities, and so a lot of investment is going on, but then you need a freight movement technology to help do that. And so we think it will continue to grow and it remains a big opportunity for us.

John Jannarone, IPO Edge:

Another question here from Roberto. He asked, "What do you think the biggest challenge is in the logistics industry? Is it fragmentation or are state and local government regulations an issue?"

Christian Lee, CFO of Transfix:

Where to begin? I'll just sort of focus on our market, again, the freight market in the U.S., and talk about global issues. But part of it is, again, that structural imbalance that I talk about. Very large shippers. Generally speaking, very small trucking companies. Highly, highly fragmented industry. As we said, though, it's very difficult. People have been predicting lots of consolidation in the carrier market for a long time. It's such a capital intensive business. You have to keep trucks moving. It is very difficult to optimize that as a business. And so it's not even so much fragmentation as it is just a structural imbalance in the industry. Again, it's why our matching technology, aggregating more people on there really helps. State and local regulations clearly have an impact. I think a lot of the work that people are now recognizing that, "Hey, we need to make some changes here because of what we've seen in COVID." Hopefully that will help drive a better environment for everyone. Jury's still out on what that all looks like, but I would say it's a combination of a number of things that have come together to create a real lack of trust in the industry and a lack of transparency which, again, is what we're focused on trying to help solve.

John Jannarone, IPO Edge:

We've had a number of companies come on the program here that do satellite imagery. Do you guys rely on that kind of data, or could it be potentially be of use to you? I'm just wondering how you map out the traffic patterns?

Christian Lee, CFO of Transfix:

We have a number of sources of data that we're using to pull that in. One of the things that we think we do very well is the aggregation of these many, many data sources, our own data that we generate, as we've bid on loads, as we move loads, as we interact, but also the ingesting different third party data sources, whether that's traffic, whether that's overall market dynamics, bringing that all together into a way that helps us model out and understand the trends and what's going on. I can't speak specifically for the particular satellite company, but overall, we ingest massive amounts of data and use it as we price and match.

John Jannarone, IPO Edge:

That's interesting stuff. Now, it strikes me that this software could work virtually anywhere. Are you active outside of the U.S., or are you mainly focused here for now?

Christian Lee, CFO of Transfix:

We do believe the software can work almost anywhere. Right now, we are focused only in the U.S. We do some back and forth between the U.S. and Canada as well as a little bit of back and forth between Mexico. Over time, we certainly think international is an opportunity for us, so it's on the roadmap, but not in the immediate future, other than Canada and Mexico.

John Jannarone, IPO Edge:

Something else that we spoke about regarding the supply chain is ships. So of course, I believe that we've seen the pictures of the ships off the coast of California. It looks like a parking lot out there. Does that spill over into congestion and bottlenecks on the trucking scene?

Christian Lee, CFO of Transfix:

A hundred percent. So when you have those bottlenecks, you have this massive amount of inventory that's sitting at these ports, both waiting to get in and actually at the ports. That means you need a lot of trucks to come in and get it off the ships and move it to wherever it's going, in the distribution center, a warehouse, a train, wherever it needs to go to. And so you hear, and see all time, not just that, but then the lines of truckers waiting to get in and it goes back to the same problem. If they're waiting eight hours to get in, they're not getting paid nearly what they need to because they don't get paid the same for waiting as they do for driving, and so it creates huge issues starting there. Then it takes a while to get that the distribution center, and so you have these rolling inefficiencies that cause bigger and bigger disruptions as they go along. So yes, it's a huge problem.

John Jannarone, IPO Edge:

I'm curious, Christian, are some very big companies out there with super deep pockets, like say, Amazon, do they try to do this stuff in-house? Or could they possibly work with you?

Christian Lee, CFO of Transfix:

Without getting into specifics, many of our companies are very, very large sophisticated enterprises, and they're using us and growing with us year over year because there's an understanding that, again, to get access to this pool of carriers, but also to have the data, the structures, we are now having conversations with some of the largest, most sophisticated companies in the world using our data about their routes, their lanes, what's going on, and giving them information that they actually didn't have even themselves, which is crazy, because it's not what they're specialized in. They've got a lot of other things. They've got to figure out how to get their product from Philippines and Vietnam, wherever it happens to be, to the U.S., then get it to a store, and they've got a massive amount of things to focus on. We can help them with this particular piece of it, which is how do you move it around inside the U.S. And so that's, what's so exciting about the data. It not just makes better matches and more efficiency. Now we're starting to have conversations with the customer saying, "Look, because of this warehouse or because of the way you've organized here, you're paying 20% more than you had to versus this other thing." Or, "Look, you've had to go to the spot market 10 months in a row for this. Why don't you just do it on a contract basis. This appointment time issue that you have as a..." And giving them insights to say, "Oh, wow. If we do things a little bit differently, we can actually have pretty big cost savings here." And that, for us, is the next stage of this. It's not just the matching, but then now the data analytics and the software that you can start to put on top of it is a super exciting opportunity.

John Jannarone, IPO Edge:

Now, you talked about before how, in some cases, this software is kind of invisible to the people at the actual carriers, but so suppose I'm a truck driver. Would you be helping me with last minute changes in traffic to optimize my route? Or is that not part of it?

Christian Lee, CFO of Transfix:

It's a great point. So just to give a bit of context on the technology. For the marketplace, we have a very strong philosophical view that we will meet shippers and carriers where they are. So if you want to fax us something, you want to email, whatever it is, the way that you want to interact, we will take that. We turn that into data that we can use. Again, the machines ingest it, they turn it into usable data, and then we use that to optimize the matching, and then we can get you an answer back in the way that works for you. So a big focus on meeting people where they are, you don't have to adopt our technology. Our technology is all about matching and efficiency, and then we can use it to give you insights. That being said, we've launched our two software products, our TMS and our Fleet Management System. So TMS for shippers, Fleet Management System for carriers. Now if you're a carrier, we've given you a whole bunch of data to help you better run your company. Again, how do you optimize the routes? If I go from point A to point B, is there a load nearby that I can pick up on the way back, so I'm not having to go empty? One of my favorite things we launched is a, think an Amazon, like if you like this, you'd probably also like this. So your drivers run a lot on a route from Chicago to New Orleans. You might also like this route that's available at a similar price or a higher price that's very close by. Great. Click on that, and we can book that for you. It's a live load. It's available tomorrow. We're also starting to do things where we give them a calendar, which you'd think they'd have, but that a lot of it, because of the nature of the industry, it's on little physical paper calendars or dots on a map. "Hey, here's how you manage all of where your drivers are at different points in time." But also, "Hey, we noticed there's a gap here. We have a load that would actually fit that perfectly. It's near where your driver is. It drops off near where she needs to be. Click on that, and you can book it now." And so starting to build all of this technology in on the software product. So again, the marketplace is mostly internal facing technology. Now we're helping shippers and carriers get more efficient, run their businesses better, and get real time access to the data and visibility to make business process improvements.

John Jannarone, IPO Edge:

Something that I've seen happen, I think within the last mile world, is you'll have companies that maybe don't have a need for a full-time fleet, and they'll wind up trying to share drivers. Is there any scope for that to happen? These carriers are competitive, but is there any way that they could share drivers? Because I'm imagining that there are drivers sitting idle at one carrier and then another carrier might need them. Is there any scope for that?

Christian Lee, CFO of Transfix:

The driver sharing is a bit more complicated. A few things that do happen and that I think there's a lot of interesting solutions coming out. So certainly different shippers sharing a truck. So less than truckload. "Hey, well I need him a little bit. Okay. How do I optimize this?" And that's a business that's been around. There's a lot of new technology coming in to help make that even more efficient. Then there's ideas... Again, and so the thing that we think is very interesting is, again, the pooling of carriers together. So one shipper, they have variability, but if we can pool all the demand from different shippers with a group of carriers, that obviously helps create efficiency because you're taking out the big swings in the market. And so we do think there's a lot of exciting stuff there.

John Jannarone, IPO Edge:

Well, we're just about at a time here, Christian. This has been really, really interesting stuff. This company stands out to me in so many different ways. This a really captivating hour here. Matt, please send us an email. Hopefully you guys can broker a deal. Glad that happened live on our show. Anyone else who wants to reach out to Christian also can send us an email. Lastly, the replay will be up in a few hours. The easiest place to find it, just punch in the ticker GSQD on Yahoo Financier in your Bloomberg terminal or go to ipo-edge.com. It will be up there. Christian, thank you so much for joining us today. This was really terrific.

Christian Lee, CFO of Transfix:

Thank you very much. Pleasure to be on. Look forward to future conversations.

John Jannarone, IPO Edge:

Sounds great.

Christian Lee, CFO of Transfix:

And all the emails.

John Jannarone, IPO Edge:

All right. Have a good one.

Christian Lee, CFO of Transfix:

All right. Be well.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.